Chip Wilson Provides Update to lululemon Shareholders

VANCOUVER, BC, Feb. 27, 2026 /PRNewswire/ -- Chip Wilson, Founder of lululemon athletica inc. (NASDAQ: LULU) ("lululemon" or the "Company") and one of lululemon's largest shareholders, today released the following letter to lululemon shareholders:

Shareholders of lululemon:

In support of all shareholders, I am pursuing a campaign to catalyze a quantum of change that is sorely needed at lululemon. To effect that change, I have pursued private, constructive dialogues with the lululemon Board of Directors (the "Board") for the past few months. My attempts toward a sensible solution have not been reciprocated.

The heart of the issue is a disconnect between the Company's creative engine and the Board's strategic oversight of how nonquantifiable power of brand and product translates to brand strength, margin durability, and long-term shareholder value. Brand, creative and marketing skills are missing from the boardroom. These problems are fixable, but meaningful change must happen fast.

The stock has lost nearly half of its value over the past five years, costing lululemon shareholders roughly $20 billion. Already, there is clear, significant and consistent frustration with this Board as multiple directors have already lost the support of more than 20% of shareholders[1] and there is an existing crisis to hire a permanent CEO (caused by the third failed succession planning process). **It should be overwhelmingly clear that shareholders expect this Board to fulfill its fiduciary duty and act with urgency, clarity and humility.** Unfortunately, we have seen none of this in our engagement.

In the spirit of transparency, I am providing an update to all shareholders on our conversations to date, outlining our concerns about the lululemon Board's actions and urging all shareholders to take action to prevent further value destruction.

Our Efforts Toward Constructive Resolution
On December 15, I provided the Board with a detailed and constructive framework to reach a resolution. Upon being met with silence from the Board with the nomination deadline looming, I nominated three highly qualified independent director candidates and submitted a proposal to declassify the Board on December 29.

In an effort to spur the conversation forward, one of the candidates I put forward has met with some directors. Despite efforts, the Board only engaged with our framework for the first time on February 24, more than 70 days later. The response was weak and insufficient. The Board indicated an openness to some unspecified director refreshment over a period of multiple years and a phased de-staggering of the Board over time. It is telling that the only concrete proposal the Board has offered in response to my efforts is a non-disparagement agreement, showing that their priority is protecting their own reputations, instead of upholding their fiduciary duty for all shareholders.

The Board's response does not reflect serious engagement toward resolving lululemon's challenges. Director refreshment and the annual election of directors are baseline expectations for shareholders of a well-functioning Board. It is troubling that the lululemon Board views these regular course good governance items as meaningful change. **While we have proposed changing three directors, our strong feeling is that more than three directors should be replaced.** The staggered nature of the Board limits how much change we can affect in one year, but we do not think the Board should constrain itself on refreshment.

Most concerning for shareholders, the Board rejected our proposal to create a Brand Product Committee. In my view, a committee like this is part of highly effective oversight of the best creative businesses. Our proposal was inspired by my experience with Amer Sports, Inc., where a similar concept has allowed brands like Wilson and Arc'teryx to deliver consistent cutting-edge performance. The result has led to one of the best performing consumer goods stocks, outperforming the S&P 500 by approximately 89% since its IPO in 2024[2]. Consistent with principles of good governance, a Brand Product Committee would function as a vehicle to give focus to one of lululemon's most pressing needs in between regularly scheduled board meetings, without supplanting the role of the full Board as the ultimate decisionmaker on material issues facing the Company. The fact that the lululemon Board rejected this idea, in my estimation, reflects the lack of experience this Board has in understanding how to leverage creative, high-performance brands.

Concerns About the Board's Independence
In addition to my disappointing engagement with the Board to reach a resolution, I have learned of actions being taken by the Board that have me concerned that shareholder interests are not being prioritized.

A few examples:
- lululemon Board members have indicated that during a supposed refreshment process, they had found several highly qualified director candidates who declined to join the Board until this proxy contest is resolved. If the Board were to name new directors now without shareholder input, how can shareholders trust that any new directors were not selected specifically for their loyalty to current directors? This Board already has concerning, substantial professional overlap through the Lead Director's private equity firm, Advent International.

- The Board's process to interview nominees is being overseen by the Chair of the Corporate Responsibility, Sustainability, and Governance Committee, David Mussafer. This is relevant as Mr. Mussafer is a candidate for election this year. How can shareholders trust his independent judgment of nominees who are poised to remove him from the Board in a proxy contest? When a director, with more than 14 years of total service on the Board, cannot recuse himself from obvious conflicts of interest, shareholders can fairly question the independent decision-making ability of the entire Board.

There is One Clear Path Forward that Benefits all Shareholders
The Board's only credible path forward is to engage and work with me, one of lululemon's largest shareholders, to effectuate substantial change. We think shareholders expect the Board to act with urgency, clarity, and in good faith to reach a sensible resolution that benefits all shareholders. It is our expectation that the Board provide us with specific detail on how many incumbent directors will be retiring (and by when and who they are), and when our candidates will be added. Further, shareholders should expect immediate declassification of the Board. **If the Board engages as shareholders expect, there is no reason to believe we cannot have this resolved before March 13.**

Despite the Board's inadequate engagement to date, we remain focused on reaching the best outcome for all shareholders and intend to provide a detailed response to the Board's input on our framework for resolution.

I want to be clear with my fellow shareholders – my passion for lululemon is not rooted in nostalgia or my past with the Company. It is grounded in a deep understanding of the brand's origin, an undeniably unique long-term perspective on its competitive positioning and a conviction that lululemon's best years remain ahead, provided we make the right strategic and governance changes imminently.

I have made every effort to engage for the interests of all shareholders, nominating three best-in-class independent directors and even encouraging one of those nominees to meet with the directors. **It is my belief that there are directors on the lululemon Board committed to doing right by the business and acting in good faith**, but the Board's actions to date do not reflect the urgency and clarity that shareholders demand.

My commitment is singular and unwavering with the goal to protect and enhance the enduring strength of the lululemon brand, to uphold the standards that built it at the Board and brand levels and to ensure the Company delivers sustainable value for all shareholders. I am confident that my three independent candidates, Marc Maurer, Laura Gentile and Eric Hirshberg, stand ready to serve in the best interest of lululemon and its shareholders. I look forward to introducing them to my fellow shareholders.

I sincerely hope that the Board will come to its senses and work with me to reach a resolution quickly so the work to set lululemon on the right path can begin.

Best,
Dennis J. "Chip" Wilson
Founder of lululemon athletica inc.

Biographies of Wilson's Three Independent Nominees

- **Marc Maurer**: Maurer is the former Co-Chief Executive Officer of On Holding AG, where he led the Company's rapid growth and increase in profitability. As Co-CEO, On experienced global brand expansion, retail & DTC scaling and nearly quadrupled revenue under Maurer's leadership[3].

- **Laura Gentile:** Gentile is the former Chief Marketing Officer of ESPN, where she oversaw creative output, fan engagement, media strategy, event marketing and social media for all of ESPN's brands, platforms, shows and events. Under Gentile's leadership, ESPN was the #1 most trusted brand in sports media and achieved record viewership and social engagement. She also founded espnW, ESPN's first and only dedicated business for women, which she helped develop into a multi-media business, opening a new market for ESPN, and serving as a catalyst for the growth and momentum of women's sports.

- **Eric Hirshberg**: Hirshberg is the former Chief Executive Officer of Activision Publishing, Inc. ("Activision"), the largest segment of Activision Blizzard. Activision Blizzard's stock rose 500%, and Activision's segment profit nearly doubled during Hirshberg's close to eight years in the role[4]. He oversaw leading franchises including *Call of Duty®*, *Destiny, Guitar Hero* and *Skylanders*. Prior to joining Activision, Hirshberg was Co-Chief Executive Officer and Chief Creative Officer of the Deutsch LA advertising agency, where he grew the firm into a nationally recognized creative force.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Mr. Wilson, together with the other Participants (as defined below), intends to file with the SEC a definitive proxy statement on Schedule 14A (the "Definitive Proxy Statement") and accompanying **GOLD** Universal Proxy Card to be used to solicit proxies from the shareholders of the Company in connection with the Company's 2026 Annual Meeting of Shareholders (including any adjournments, postponements, reschedulings or continuations thereof, the "Annual Meeting").

SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE PARTICIPANTS HAVE FILED OR WILL FILE WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ABOUT THE MATTERS TO BE VOTED ON AT THE ANNUAL MEETING AND ADDITIONAL INFORMATION RELATING TO THE PARTICIPANTS AND THEIR DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE.

The participants in the solicitation of proxies are Mr. Wilson, Anamered Investments Inc., LIPO Investments (USA), Inc., Wilson 5 Foundation, Wilson 5 Foundation Management Ltd., Five Boys Investments ULC, Shannon Wilson, Low Tide Properties Ltd., House of Wilson Ltd., Marc Maurer, Laura Gentile, and Eric Hirshberg (collectively, the "Participants").

The Definitive Proxy Statement and accompanying **GOLD** Universal Proxy Card will be furnished to some or all of the Company's shareholders and will be, along with other relevant documents, available at no charge on the SEC's website at https://www.sec.gov/.

Information about the Participants and a description of their direct or indirect interests, by security holdings or otherwise, is contained in an amendment to Schedule 13D filed by the Participants with the SEC on December 30, 2025 and is available here. By virtue of the relationship among the Participants as members in a Schedule 13(d) group, all the Participants, individually, are deemed to beneficially own the 9,904,856 shares of Common Stock of the

Company, par value $0.005 (of which 5,115,961 are shares of the Company's special voting stock paired with an equal number of exchangeable shares of Lulu Canadian Holding, Inc., on a fully-converted basis) owned in the aggregate by all of the Participants.

Footnotes:
1. Based on 2024 and 2025 Annual General Meeting Results. 2024 Company Filings. 2025 Company Filings.
2. Percentage return calculated from Feb. 1, 2024 through Oct. 6, 2025, relative to the S&P 500 Index. Source: FactSet.
3. ON Holding AG revenue growth data measured from Sept. 14, 2021, through June 30, 2025. Company financial data.
4. Activision segment profit data from Sept. 7, 2010, through Mar. 31, 2018. Company financial data.

Media Contacts:

Val Mack, val.mack@fticonsulting.com
Pat Tucker, pat.tucker@fticonsulting.com

SOURCE Chip Wilson